[redacted]

05011665

GGL Diamond Corp.

2005 OCT -5 P 3:

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

82-1209

September 29, 2005

BEST AVAILABLE COPY

SUPPL

PRESS RELEASE

GGL CLOSES PRIVATE PLACEMENT FINANCING AS TO C$398,767

Vancouver, British Columbia -- Nick Demare, CFO & Secretary of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has raised gross proceeds of $398,767.40 in connection with the non-brokered private placement announced September 12, 2005. The Company issued a total of 2,044,961 units at $0.195 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share at a price of $0.26 per share until September 28, 2007. The securities have a hold period until January 29, 2006. The Company will pay a cash finder's fee of 8.2% of the gross proceeds with respect to certain of the subscribers and may issue a second tranche of units for a total of 2.6 million units.

The subscription proceeds will be used for exploration projects on the Company's properties in the Northwest Territories and for corporate and administrative expenses and working capital.

GGL DIAMOND CORP.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

"Nick DeMare"

Per: Nick DeMare, CFO & Secretary

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: 604.628.5800 Toll Free: 1.866.684.4209
Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com

dw 10/5